Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

April 5, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Clare DeLabar
Robert Littlepage
Mitchell Austin
Jan Woo

Re:	Pride Parent, Inc.
Draft Registration Statement on Form S-1
Submitted February 25, 2021
CIK No. 0001839439

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Pride Parent, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 24, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

April 5, 2021

DRS on Form S-1 submitted February 25, 2021

Risk Factors

We are an “emerging growth company”…, page 45

1.

You disclose here that you are an emerging growth company and that you have elected to opt-in to the extended transition period for complying with new or revised accounting standards. Please revise to disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 47 of the Prospectus to include the Staff’s requested revisions.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7 (a)(2)(B) of the Securities Act to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware…, page 46

2.

You disclose here that your certificate of incorporation will provide that the federal district courts of the U.S. will be the exclusive forum for Securities Act claims, and also note potential enforceability concerns with this provision. Please revise to further clarify that these enforceability concerns arise from the fact that Section 22 of Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Securities and Exchange Commission

April 5, 2021

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 49 of the Prospectus to include the Staff’s requested revisions.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our shareholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Exclusive Forum.” The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations and result in a diversion of the time and resources of our employees, management, and Board.

Securities and Exchange Commission

April 5, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

3.

We note the disclosure in financial statement footnote 14. Provide a forward looking, quantified discussion of the compensation expense that will be recognized upon the vesting of the equity awards as a result of your IPO.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 68 of the Prospectus in order to clarify the impact of the IPO on equity compensation expense related to vesting.

As of June 30, 2020, there was approximately $16.7 million and $18.3 million of unrecognized compensation expense associated with unvested time-based and performance-based MEP incentive unit awards, respectively. The unrecognized compensation expense associated with unvested time-based MEP incentive unit awards will be recognized over a weighted average period of 3.2 years from June 30, 2020. We expect that the unrecognized compensation expense associated with performance-based MEP incentive unit awards will be recognized over a period of 24 months beginning upon the consummation of this offering.

Our Business Model, page 62

4.

We note that you include GAAP Loss from Operations, Non-GAAP Adjusted Operating Income and Non-GAAP Operating Income Margin in the table on page 62. Please expand the disclosure to include the respective comparable ratio calculated using GAAP amounts most closely associated with the Non-GAAP Adjusted Operating Income Margin. Refer to Items 10(e)1(i)(A) and (B) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176. Please expand the disclosure on pages 2, 16, 62, 70, 71 and 86, accordingly.

Response

The Company has revised the disclosure in the Prospectus to provide the respective comparable ratio calculated using GAAP amounts most closely associated with the Non-GAAP Adjusted Operating Income Margin, which is Loss from Operations, divided by total revenues, or “Operating Margin”. The Company has revised the Prospectus to include this disclosure prior to each reference to Non-GAAP Adjusted Operating Income Margin, as shown on pages 2, 64, 79 and 90.

Securities and Exchange Commission

April 5, 2021

The Company has revised the disclosure in the Prospectus to provide the respective comparable ratio calculated using GAAP amounts most closely associated with the Non-GAAP Adjusted Gross Profit Margin, which is Gross Profit, divided by recurring and other revenue, or “Gross Profit Margin”. The Company has revised the Prospectus to include this disclosure prior to each reference to Adjusted Gross Profit Margin, as shown on page 78.

Key Factors Affecting Our Performance, page 64

5.

You disclose that your per-employee-per-month (PEPM) rate is increasing as you expand your HCM product bundle and as your customers expand their usage of your platform. Please revise to disclose your average PEPM for each period presented in your financial statements. See Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 66 of the Prospectus to include the Staff’s requested revisions.

In recent years we have increasingly focused our product pricing strategy away from sales of individual products and solutions towards a simplified bundled pricing approach whereby we market multi-product offerings to our customers. We believe that this strategy addresses a key need for SMB customers, while also allowing us to better serve the needs of business leaders through a more comprehensive product suite. This strategy has enabled us to effectively drive increased product penetration and PEPM growth at the initial point of sale, as well as stronger retention. Our “effective PEPM,” which we define as recurring and other revenue for the period divided by the average number of customer employees for the same period, was $14.25, $13.65 and $13.15 for the fiscal year ended June 30, 2020, the Successor 2019 Period and the Predecessor 2019 Period, respectively. We intend to advance this strategy by progressively expanding the breadth of features included in our core HCM product bundle. Additionally, apart from our sales to new customers, there is a substantial opportunity within our existing customer base to cross-sell additional products from our portfolio, including Workforce Management, Benefits Administration, Talent Management, and Employee Engagement.

6.

You also state that your total list PEPM for all of your offerings was $35 in July 2020. It appears that this is the rate that a customer would pay per-employee-per-month if the customer subscribed to your full suite of offerings. If true, please revise to balance this statement by also providing here your average PEPM for the same period.

Securities and Exchange Commission

April 5, 2021

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 67 of the Prospectus to include the Staff’s requested revisions.

We believe that our product features and functionality are key differentiators of our offerings. We intend to continue to invest in research and development, particularly regarding the functionality of our platform, to sustain and advance our product leadership. For instance, in 2019 we released our data analytics and scheduling products, and in 2020 we released our compensation management product. As a result of these and other product launches, we have increased the total list PEPM for our full suite of products to $35 as of July 2020 from $29 as of June 2019. Our effective PEPM was $14.25, $13.65 and $13.15 for the fiscal year ended June 30, 2020, the Successor 2019 Period and the Predecessor 2019 Period, respectively. Our ability to innovate and introduce competitive new products is dependent on our ability to recruit and retain top technical talent and invest in research and development initiatives.

Components of Results of Operations

Factors Affecting the Comparability of our Results of Operations, page 65

7.	Please expand the discussion of the Depreciation and Amortization Expense and Compensation Expense to quantify the amounts for the periods presented.

Response

In response to the Staff’s comment, the Company has expanded the discussion of the Depreciation and Amortization Expense and Compensation Expense to quantify the amounts for the periods presented on pages 67-68 of the Prospectus as follows (additions bolded):

Increased Depreciation and Amortization Expense

In connection with the Apax Acquisition, depreciation and amortization expense increased $118.8 million for the fiscal year ended June 30, 2020 and $79.2 million for the Successor 2019 Period as a result of the step-up in fair value required under ASC 805.

Compensation Expense

In connection with the Apax Acquisition and the subsequent recruitment of additional management personnel, we incurred share-based award and liability incentive award compensation expense of $3.1 million and $28.1 million for the year ended June 30, 2020 and for the Successor 2019 Period, respectively, which is included in cost of revenues, sales and marketing expense, general and administrative expense and research and development expense.

Securities and Exchange Commission

April 5, 2021

Revenues, page 67

8.

We note that the nonrefundable implementation fees provide certain clients with a material right to renew the contract. Please expand the discussion to explain the nature of the material right that related to the deferred revenue. Please expand the disclosure on page F-12 accordingly.

Response

The Company respectfully advises the Staff that the implementation services do not transfer a good or service to the customer and are not performance obligations. The upfront fees relate to advance payments for the implementation and set-up of services to be provided in the future. The advance payments are recognized as revenue when those future services are provided. The material right reflects the fact that the customer maintains the option to renew the contract beyond the normal 30-day contractual period without the payment of an additional upfront implementation fee.

In response to the Staff’s comment, the Company has revised its description of the revenue recognition accounting policy on page F-12 of the Prospectus as follows (additions bolded):

Revenue recognition

Non-recurring service fees consist mainly of nonrefundable implementation fees. The implementation activities involve setting the client up and loading data into the Company’s cloud-based modules. The Company has determined that the nonrefundable upfront fees provide certain clients with a material right to renew the contract beyond the normal 30-day contractual period without payment of an additional upfront implementation fee. Implementation fees are deferred and recognized as revenue over the period to which the material right exists, which is the period the client is expected to benefit from not having to pay an additional nonrefundable implementation fee upon renewal of the service.

Non-GAAP Financial Measures, page 69

9.

We note that you discuss Non-GAAP measures beginning on page 69 but only begin discussing GAAP Results of Operations beginning on page 72. Please revise to highlight and focus on GAAP Results of Operations first in your MD&A to provide the GAAP discussion with greater prominence and prior to your discussion of Non-GAAP measures.

Securities and Exchange Commission

April 5, 2021

Response

In response to the Staff’s comment, the Company has moved the disclosure regarding Non-GAAP measures previously beginning on page 69 below the disclosure regarding GAAP Results of Operations previously beginning on page 72.

10.

We note on page 70 in your definition of Adjusted Gross Profit, you add to gross profit amortization of capitalized contract acquisition costs. Please clarify, as it appears from the disclosure on page F-16 that amortization of the costs to obtain a contract is recorded in sales and marketing expense. If you are adjusting for the amortization of costs to fulfill a contract, please explain why it is appropriate to adjust a performance measure such as Adjusted Gross Profit for costs that appear to be necessary in order to earn revenue under a contract with a customer. Refer to Question 100.01 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

In response to the Staff’s comment, the Company has revised the disclosure regarding Adjusted Gross Profit to clarify that the adjustment for capitalized contract costs consists of amortized costs to fulfill a contract, which are included in Cost of Revenue. The Company respectfully advises the Staff that it has considered Question 100.01 of the Compliance and Disclosure Interpretations (“CDI 100.04”) on Non-GAAP Measures in addition to Rule 100(b) of Regulation G (“Regulation G”) and believes that its presentation of Adjusted Gross Profit is appropriate and consistent with the Staff’s guidance.

The Company believes that the presentation of “Adjusted Gross Profit,” when considered together with the Company’s results presented in accordance with GAAP, provides useful insight into the Company’s core business and promotes comparability of its results in the historical periods presented and in future periods.

As described elsewhere in the Prospectus, the Company capitalizes costs to fulfill a contract related to its products if they are identifiable, generate or enhance resources used to satisfy future performance obligations and are expected to be recovered. These costs generally consist of direct expenses allocated to the implementation and onboarding of new contracts. These costs are only incurred one time and if the underlying contract is renewed or extended, no additional amortization expense is accrued or recognized because the Company does not generally incur significant costs as a result of such renewal or extension.

Management takes Adjusted Gross Profit into consideration when evaluating the ongoing cost of supporting contracts. The Company believes that amortization of contract fulfillment costs differs by its nature from other types of amortization or depreciation, such as for property and equipment, which relate to assets that are replaced on a predictable cycle. Unlike these other items that are amortized, cash expenditures associated with renewing or extending customer contracts are negligible compared to the costs of implementing and onboarding new customer contracts.

Securities and Exchange Commission

April 5, 2021

For this reason, the Company has developed and internally uses an Adjusted Gross Profit metric that excludes the impact of amortization associated with contract fulfillment. The Company believes that this adjustment provides meaningful information to investors about the Company’s core operations and promotes comparability of the Company’s results in the historical periods presented, and intends to continue to do so in future periods. The fulfillment costs are amortized only through the expected period of benefit. As a result, amortization expense is materially reduced when a contract remains in effect beyond the corresponding amortization period. If the Company were not to adjust gross profit for this amortization, Adjusted Gross Profit could materially increase in subsequent periods without any change in the Company’s actual operational performance with respect to existing contracts. For this reason, the Company believes that this exclusion makes the Adjusted Gross Profit measure more meaningful to the users of its financial statements in understanding the performance of its business over time.

The Company acknowledges that the use of Adjusted Gross Profit comes with inherent limitations. Accordingly, the disclosure beginning on page 77 of the Prospectus has been revised to further clarify the use of Adjusted Gross Profit.

11.

Please expand the discussion of Corporate Adjustments on page 71 to quantify each item, such as costs associated with the transition of the new executive leadership team and the closure of a standalone facility. Also, discuss the reasons you believe these Corporate Adjustments are in accordance with the guidance in Item 10(e)(1)(ii) of Regulation S-K in that they are not reasonably likely to recur within two years, with particular attention to the closure of a standalone facility.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 78-80 of the Prospectus to quantify each corporate adjustment for the periods presented. The Company advises the Staff that the executive leadership transition costs were associated with the exit of the Company’s founder and CEO in connection with the Apax Acquisition and related management changes. The Company believes it is unlikely that such a drastic leadership change would occur within two years, whether as a result of the consummation of the contemplated initial public offering, or otherwise. The Company further advises the Staff that the closure of a standalone facility was related to discontinuation of standalone sales for the Company’s applicant tracking business. The Company previously sold these products on a standalone basis and closed this facility as part of its ongoing plan to focus on selling a broad suite of products with a bundled pricing strategy. Because the Company does not sell other standalone products, and does not currently intend to sell standalone products, the Company believes these costs are unlikely to recur.

Securities and Exchange Commission

April 5, 2021

Comparison of the Fiscal Year Ended June 30, 2020, Successor 2019 Period, and Predecessor 2019 Period

Revenues, page 72

12.

We note on page 65 that your total list PEPM price has increased from $29 in June 2019 to $35 as of July 2020. Please integrate these price increases into your discussion of changes in revenues, quantifying the amount of change in revenues due to changes in price, if material.

Response

The Company respectfully advises the Staff that total list PEPM price if a customer were to buy all of the Company’s products at list rate. The Company has revised the disclosure on page 67 of the Prospectus regarding total list PEPM to clarify that such amounts are for the Company’s full suite of products.

The increase from $29 in June 2019 to $35 as of July 2020 is driven by the addition of new features and functionality as the Company adds products and expands its bundles. This increase in the total PEPM price does not impact the existing product portfolio. Further, this change only impacts new customers or cross-sales, which have a limited in-year impact on the overall portfolio.

Principal Shareholders, page 115

13.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Apax Partners.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 119 of the Prospectus to include the Staff’s requested revisions.

Pride GP, Inc. is the general partner of Pride Aggregator and Apax IX GP Co. Limited (“Apax IX GP”) is the sole shareholder of Pride GP, Inc. Apax IX GP is the investment manager of the relevant investment vehicles in the fund known as Apax IX and is controlled by a board of directors consisting of Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and David Staples. The registered address for Apax IX is Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.

Securities and Exchange Commission

April 5, 2021

Description of Certain Indebtedness and Other Obligations

Midco Redeemable Preferred Stock, page 121

14.

You state here that Pride Midco, your wholly-owned subsidiary, issued 200,000 shares of Midco Redeemable Preferred Stock to certain institutional investors and that you intend to redeem all outstanding Micro Redeemable Preferred Stock in connection with the consummation of this offering. Please revise to identify the institutional investors and file the Midco Redeemable Preferred Stock certificate of designation as an exhibit.

Response

In response to the Staff’s Comment, the Company will file the certificate of designation relating to the Midco Redeemable Preferred Stock as exhibit 10.13 to the Registration Statement. The Company has further revised its disclosures in the Prospectus to clarify that an affiliate of Apax Partners holds $25.0 million of Midco Redeemable Preferred Stock and such affiliate will receive a portion of the offering proceeds in connection with the expected redemption of such securities. The Company supplementally advises the Staff that no other shares of Midco Redeemable Preferred Stock are held by related parties of the Company.

Consolidated Financial Statements

Note 1. Organization and Description of Business, page F-8

15.

We note that the Apax acquisition by Pride Parent is accounted for as a business combination and the assets and liabilities are recorded at the fair value on November 2, 2018 with Pride Parent as the accounting acquiror. We also note that there are complex relationships between the registrant, Pride Aggregator L.P., Apax and another subsidiary entity of Pride Aggregator. Please supplementally confirm that there were no relationships between any of these entities and Paycor, Inc. prior to that acquisition date.

Response

The Company confirms that there were no relationships between Paycor, Inc., on the one hand, and Apax, Pride Aggregator L.P. or any affiliated entities, on the other hand, prior to the Apax acquisition.

Note 2. Summary of Significant Accounting Policies

Cost of revenues, page F-12

16.

We note on page 68 that costs for onboarding and configuring your products for your customers are capitalized and amortized over a period of six years. Please expand your accounting policy for cost of revenues to include your accounting policy for these costs.

Securities and Exchange Commission

April 5, 2021

Response

In response to the Staff’s comment, the Company advises the Staff that the Company has revised its description of the the cost of revenues accounting policy on page F-12 of the Prospectus as follows (additions bolded):

Cost of revenues

Cost of revenues includes costs relating to the provision of ongoing customer support and implementation activities, payroll tax filing, distribution of printed checks and other materials providing the Company’s payroll and other HCM solutions. These costs primarily consist of expenses relating to associates who service customers, including employee-related costs, as well as third-party processing fees, delivery costs, hosting costs, and bank fees associated with client fund transfers.

The Company capitalizes costs to fulfill a contract related to its products if they are identifiable, generate or enhance resources used to satisfy future performance obligations and are expected to be recovered. The Company utilizes the portfolio approach based on the period in which the costs are incurred to account for the cost of fulfilling a contract. Capitalized costs to fulfill a contract are amortized over the expected period of benefit, which is generally six years based on the Company’s average client life, derived from analyzing client attrition rates using historical data as well as other qualitative factors, including rate of technological changes. The expected period of benefit has been determined to be the average client life primarily because the Company does not incur any additional costs to fulfill contracts upon renewal. The Company recognizes fulfillment costs when an existing client purchases additional services. The additional costs only relate to the additional services purchased and do not relate to the renewal of previous services. The Company continues to expense certain costs to fulfill a contract if those costs do not meet the capitalization criteria.

17.

We note you utilize the portfolio approach to account for both the cost of obtaining a contract and the cost of fulfilling a contract. Please disclose in greater detail your accounting policies for these costs (e.g., do you create separate portfolios for different types of contracts, size of customer, financial or economic factors, or period in which they were obtained or incurred). Disclose and explain to us if you assign different estimated economic lives based upon the facts and circumstances of the portfolios.

Securities and Exchange Commission

April 5, 2021

Response

The Company respectfully advises the Staff that it utilizes the portfolio approach to account for the cost of obtaining a contract as well as the cost of fulfilling a contract. The portfolios are based upon the period in which the costs are incurred given the contractual similarities of the various services provided to customers using the Company’s proprietary software. Costs that are recognized as assets are amortized over the period that the related services transfer to the customer, which is currently estimated to be six years across all portfolios based on an analysis of historical client attrition rates and other qualitative factors, including the rate of technological change. The expected period of benefit approximates the average client life primarily because the Company does not incur any additional costs to obtain contracts upon renewal. The Company utilizes the portfolio approach because it reasonably expects that the effect of applying the guidance to the portfolio would not differ materially from applying the guidance to each contract or performance obligation individually.

In response to the Staff’s comment, the Company has revised its description of the cost of revenue accounting policy on page F-12 of the Prospectus as noted in the response to Comment No. 16 and the sales and marketing accounting policy on pages F-12–F-13 of the Prospectus as follows (additions bolded):

Sales and marketing

Sales and marketing expenses consist primarily of employee-related expenses for the Company’s direct sales and marketing staff, including employee-related costs, marketing, advertising and promotion expenses, and other related costs. Advertising and promotion costs are expensed as incurred. Advertising and promotion expense totaled approximately $14,874, $10,964 and $3,777 for the year ended June 30, 2020, Successor 2019 Period and Predecessor 2019 Period, respectively.

The Company defers certain commission costs that meet the capitalization criteria. The Company utilizes the portfolio approach based on the period in which the commissions are incurred to account for the cost of obtaining a contract. Capitalized costs to obtain a contract are amortized over the expected period of benefit, which is generally six years based on the Company’s average client life, derived from analyzing client attrition rates using historical data as well as other qualitative factors, including rate of technological changes. The expected period of benefit approximates the average client life primarily because the Company does not incur any additional costs to obtain contracts upon renewal.

Securities and Exchange Commission

April 5, 2021

Note 3. Revenue, page F-15

18.

We note that you recognize nonrefundable upfront fees generally over a period of up to two years and we also note on page 68 that you capitalize costs for onboarding and configuring your products for your customers and amortize such costs over a period of six years. Please expand your revenue accounting policy disclosure on page F-15 and cost of revenue policy on page F-12 to explain the reason for using such different periods for the revenues and costs of revenues. Please supplementally explain to us whether onboarding and configuration costs are incurred in order to derive revenue from a new customer, who pays the nonrefundable upfront fees.

Response

The Company respectfully advises the Staff that in determining the period for which to recognize revenue from nonrefundable implementation fees, the Company has considered both quantitative and qualitative factors, including the value of the nonrefundable implementation fees paid upfront as compared to the annual recurring revenue. The renewal option represents a material right and the Company recognizes implementation fees over the service period to which the material right exists, which is the period the client is expected to benefit from not having to pay an additional nonrefundable implementation fee upon renewal of the service. As a percentage of total transaction price, the upfront nonrefundable implementation fee is a relatively small percentage. As a result, the period of time for which the upfront fee would economically compel a client to renew is relatively short and was estimated at two years.

The cost of implementation activities involves the costs incurred to set the client up and load the client data into the Company’s cloud-based modules. The implementation costs are specifically identifiable, are incurred to generate or enhance the Company’s ability to satisfy future performance obligations and are expected to be recovered through the transaction price. Revenue is generated by the Company through its product and service offerings once clients are onboarded. The nonrefundable upfront fees are billed by the Company to the client. Capitalized costs are amortized over the expected period of benefit, which is generally six years based on the Company’s average client life, derived from analyzing client attrition rates using historical data as well as and other qualitative factors, including rate of technological changes. The expected period of benefit has been determined to be the average client life primarily because the Company does not incur any additional costs to fulfill contracts upon renewal.

In response to the Staff’s comment, the Company has revised its description of the revenue recognition and costs of revenues accounting policies on page F-12 of the Prospectus, as detailed above.

The Company has also revised its description of the revenue recognition accounting policy, cost of revenues accounting policy, and deferred revenue accounting policy on pages F-12 and F-15 of the Prospectus, respectively, as follows (additions bolded):

Securities and Exchange Commission

April 5, 2021

Revenue recognition

Non-recurring service fees consist mainly of nonrefundable implementation fees. The implementation activities involve setting the client up and loading data into the Company’s cloud-based modules. The Company has determined that the nonrefundable upfront fees provide certain clients with a material right to renew the contract beyond the normal 30-day contractual period without payment of an additional upfront implementation fee. Implementation fees are deferred and recognized as revenue over the period to which the material right exists, which is the period the client is expected to benefit from not having to pay an additional nonrefundable implementation fee upon renewal of the service.

Cost of revenues

Cost of revenues includes costs relating to the provision of ongoing customer support and implementation activities, payroll tax filing, distribution of printed checks and other materials providing the Company’s payroll and other HCM solutions. These costs primarily consist of expenses relating to associates who service customers, including employee-related costs, as well as third-party processing fees, delivery costs, hosting costs, and bank fees associated with client fund transfers.

The Company capitalizes costs to fulfill a contract related to its products if they are identifiable, generate or enhance resources used to satisfy future performance obligations and are expected to be recovered. The Company utilizes the portfolio approach based on the period in which the costs are incurred to account for the cost of fulfilling a contract. Capitalized costs to fulfill a contract are amortized over the expected period of benefit, which is generally six years based on the Company’s average client life, derived from analyzing client attrition rates using historical data as well as other qualitative factors, including rate of technological changes. The expected period of benefit has been determined to be the average client life primarily because the Company does not incur any additional costs to fulfill contracts upon renewal. The Company recognizes fulfillment costs when an existing client purchases additional services. The additional costs only relate to the additional services purchased and do not relate to the renewal of previous services. The Company continues to expense certain costs to fulfill a contract if those costs do not meet the capitalization criteria.

Securities and Exchange Commission

April 5, 2021

Deferred revenue

The timing of revenue recognition for recurring revenue is consistent with the timing of invoicing as they occur simultaneously upon the client payroll processing period or by month. As such, the Company does not recognize contract assets or liabilities related to recurring revenue.

The nonrefundable upfront implementation fees related to implementation services are typically included on the client’s first invoice. Implementation fees are deferred and recognized as revenue over an estimated 24-month period to which the material right exists, which is the period the client is expected to benefit from not having to pay an additional nonrefundable implementation fee upon renewal of the service. The following table summarizes the changes in deferred revenue related to these nonrefundable upfront fees:

Exhibits

19.	Please file the employment agreements you have entered into with your named executive officers.

Response

In response to the Staff’s comment, the Company will include a form of executive employment agreement and intends to file such agreement when available.

General

20.

We note that you are a holding company. Please revise to include a chart that depicts your organizational structure immediately following the completion of this offering. Please ensure this chart depicts material subsidiaries, as well as the ownership percentages of your controlling shareholder and the public shareholders receiving shares in this offering.

Response

In response to the Staff’s comments, the Company has included a post-offering organizational structure chart on page 9 of the Prospectus.

21.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Securities and Exchange Commission

April 5, 2021

Response

The Company advises the Staff that to date it has not utilized Section 5(d) of the Securities Act. The Company will electronically provide the Staff a copy of its “testing the waters” presentation used for presentations to potential investors.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Kevin M. Frank at (312) 862-3373.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Raul Villar, Jr.

Chief Executive Officer, Pride Parent, Inc.